[redacted]

11022669

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAY 26 2011
DIVISION OF TRADING & MARKETS

)MMISSION
,9

OM 6/15/14

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 30461

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 4/1/2010 (MM/DD/YY) AND ENDING 3/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FBN SECURITIES INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
120 Broadway, 10th Floor
(No. and Street)

New York, (City) NY (State) 10271 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Scott & Guilfoyle 516-775-9600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Israeloff Trattner & Co PC
(Name – *if individual, state last, first, middle name*)

1225 Franklin Avenue, Suite 200, Garden City NY 11530
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

M.A. 9/14

OATH OR AFFIRMATION

I, Dennis Naso, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FBN Securities, Inc., as of March 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CHARLES W KING
Notary Public, State of New York
Registration #01KI4966231
Qualified In New York County
Commission Expires July 24, 2014

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FBN SECURITIES, INC.

FINANCIAL STATEMENTS
AND
INDEPENDENT AUDITORS' REPORT

FOR THE YEAR ENDED MARCH 31, 2011

CONTENTS

	Page
INDEPENDENT AUDITORS' REPORT	1
FINANCIAL STATEMENTS	
Statement of Financial Condition	2
Statement of Operations	3
Statement of Changes in Shareholders' Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6-10
SUPPLEMENTARY INFORMATION	
Computation of Net Capital	11
Computation of Basic Net Capital Requirement	11
Possession or Control Requirements Under Rule 15c3-3	12
Reconciliation Pursuant to Rule 17a-5(d)(4)	13
INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL	14-15
INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO THE FBN SECURITIES INC.'S SECURITIES INVESTOR PROTECTION CORPORATION (SIPC) ASSESSMENT RECONCILIATION	16-17
TRANSITIONAL ASSESSMENT RECONCILIATION (FORM SIPC-7) TO THE SECURITIES INVESTOR PROTECTION CORPORATION (SIPC) FOR THE YEAR ENDED MARCH 31, 2011	18-19

Israeloff, Trattner & Co. P.C.
CERTIFIED PUBLIC ACCOUNTANTS · FINANCIAL CONSULTANTS
1225 Franklin Avenue, Garden City, NY 11530 (516) 240-3300 Fax (516) 240-3310 www.israeloff.com

Other Office
Empire State Building
350 Fifth Ave.
New York, NY

INDEPENDENT AUDITORS' REPORT

The Board of Directors of
FBN Securities, Inc.

We have audited the accompanying statement of financial condition of FBN Securities, Inc. (the "Company"), as of March 31, 2011, and the related statements of operations, changes in shareholders' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. *An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting.* Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of FBN Securities, Inc. as of March 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Israeloff, Trattner & Co. P.C.

Garden City, New York
May 24, 2011

FBN SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2011

ASSETS		
Cash and cash equivalents	$ 480,253	
Certificate of deposit	371,872	
Receivable from clearing organizations	81,895	
Receivable from customers	162,880	
Prepaid income taxes	11,894	
Fixed assets - net of accumulated depreciation and amortization of $94,622	40,880	
Deferred income tax asset	175,768	
TOTAL ASSETS		$ 1,325,442

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES		
Loan payable - bank	$ 131,615	
Accounts payable and accrued expenses	399,437	
Due to officer	56,889	
Deferred rent expense	84,693	
TOTAL LIABILITIES		$ 672,634
COMMITMENTS AND CONTINGENCIES		
SHAREHOLDERS' EQUITY		
Common stock, no par value, 200 shares authorized, 100 shares issued and outstanding	6,000	
Additional Paid-in capital	334,406	
Retained earnings	313,402	
	653,808	
Less: 90 shares of common stock in treasury, at cost	(1,000)	
TOTAL SHAREHOLDERS' EQUITY		652,808
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		$ 1,325,442

See accompanying notes to financial statements

FBN SECURITIES, INC.

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED MARCH 31, 2011

Income		
Commissions		$ 6,093,800
Research		96,722
Interest and other		10,097
Total income		6,200,619
Expenses		
Officer's and employee compensation, benefits and trading commissions	$ 3,850,110	
Seat leasing expense, floor brokerage, exchange and clearance fees	513,534	
General and administrative	2,118,981	
Depreciation and amortization	5,026	
Total expenses		6,487,651
Loss before income tax expense		(287,032)
Income tax credit		(104,390)
Net loss		$ (182,642)

See accompanying notes to financial statements

FBN SECURITIES, INC.

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE YEAR ENDED MARCH 31, 2011

	Common Stock	Additional Paid-in Capital	Retained Earnings	Treasury Stock	Total Shareholders' Equity
Balance - April 1, 2010	$ 6,000	$ 334,406	$ 496,044	$ (1,000)	$ 835,450
Net loss	-	-	(182,642)	-	(182,642)
Balance - March 31, 2011	$ 6,000	$ 334,406	$ 313,402	$ (1,000)	$ 652,808

See accompanying notes to financial statements

FBN SECURITIES, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED MARCH 31, 2011

CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss		$ (182,642)
Adjustments to reconcile net loss to net cash used by operating activities:		
Depreciation and amortization	$ 5,026	
Deferred income tax assets	(99,845)	
Changes in assets and liabilities:		
Receivable from clearing organizations	(81,895)	
Receivable from customers	(20,538)	
Prepaid income taxes	11,588	
Security deposits	4,780	
Accounts payable and accrued expenses	71,568	
Deferred rent expense	84,693	
Total adjustments		(24,623)
Net cash used by operating activities		(207,265)
CASH FLOWS FROM INVESTING ACTIVITIES		
Redemption of certificates of deposits	377,604	
Purchase of fixed assets	(34,846)	
Net cash provided by investing activities		342,758
CASH FLOWS FROM FINANCING ACTIVITIES		
Net proceeds from loan payable - bank	54,125	
Due to officer	(24,761)	
Net cash provided by financing activities		29,364
NET INCREASE IN CASH		164,857
CASH AND CASH EQUIVALENTS - BEGINNING		315,396
CASH AND CASH EQUIVALENTS - END		$ 480,253

SUPPLEMENTAL CASH FLOW INFORMATION

Cash paid during the year for:	
Interest	$ 5,883
Income taxes	$ 19,187

See accompanying notes to financial statements

1. LINE OF BUSINESS

FBN Securities, Inc. (the "Company") is a broker dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Regulatory Authority (FINRA") engaged primarily in the execution of stock transactions for customers. The Company is a non-clearing broker and does not handle any customer funds or securities. The Company derives revenues mainly in the form of commissions from the sale of stocks traded on various stock exchanges. The Company maintains offices in New York and California.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

REVENUE RECOGNITION

The Company records its revenues in the form of commissions using the trade-date basis.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

The Company considers cash and cash equivalents with original maturities of three months or less, that are not held for sale in the ordinary course of business, to be cash equivalents for cash flow purposes. The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

FINANCIAL INSTRUMENTS

The Company's financial instruments include cash and cash equivalents, receivables from customers and clearing organizations, accounts payable and bank debt for which carrying values approximate fair values due to the short maturities of those instruments.

FIXED ASSETS, DEPRECIATION AND AMORTIZATION

Fixed assets are stated at cost and consist of furniture, fixtures, equipment, and leasehold improvements. Major expenditures for fixed assets and those which substantially increase useful lives are capitalized. Maintenance, repairs, and minor renewals are expensed as incurred. When assets are retired or otherwise disposed of, their costs and related accumulated depreciation and amortization are removed from the accounts and resulting gains or losses are included in income. Depreciation and amortization is provided by both straight-line and accelerated methods over the estimated useful lives of the assets.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

RECEIVABLE FROM CLEARING ORGANIZATIONS

The Company maintains brokerage accounts with clearing organizations through which all trading transactions are cleared. The receivable and all securities owned are with these same organizations. The company is subject to credit risk if these organizations are unable to repay the receivable or return securities in their custody.

INCOME TAXES

On April 1, 2009, the Company adopted the authoritative guidance issued by the Financial Accounting Standards Board (FASB) on Uncertainty in Income Taxes which became effective for the Company's financial statements. The new guidance imposes a threshold for determining when an income tax benefit can be recognized for financial statement purposes. The threshold now imposed for financial statement reporting generally is higher than the threshold imposed for claiming deductions in income tax returns. Under the new guidance, the tax benefit from an uncertain tax position can be recognized for financial statement purposes only if it is more likely than not that the tax position will be sustained upon examination by the taxing authorities including the resolution of appeals or litigation processes, if any. The new rules also provide guidance on classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and income tax disclosures. Management believes there were no material liabilities related to uncertain tax positions as of either April 1, 2010 or March 31, 2011.

The Company provides deferred income taxes resulting from temporary differences between the financial statement and tax bases of assets and liabilities. Deferred tax assets or liabilities at the end of each period are determined using the tax rate expected to be in effect when taxes are actually paid or recovered. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Temporary differences result principally from net operating losses available, the use of accelerated depreciation, straight-lining of rent expense for financial statement purposes and the use of the cash basis for income tax purposes.

The Company files U.S. federal income tax returns and separate state and local income tax returns in New York, District of Columbia and California. Returns filed in these jurisdictions for tax years ended on or after March 31, 2009 are subject to examination by the relevant taxing authorities.

OFF-BALANCE SHEET RISK

In the normal course of business, the Company's customer and correspondent clearance activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or clearing agent is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss. As of March 31, 2011, the Company was not exposed to such risk.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities whose counterparties primarily include broker-dealers, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business. As of March 31, 2011, the Company was not exposed to such risk.

RECENT ACCOUNTING PRONOUNCEMENTS

During 2010, the Financial Accounting Standards Board (FASB) issued authoritative guidance on revenue recognition, consolidation of variable interest entities, fair value disclosures for non-financial assets and liabilities, and additional fair value disclosures for financial assets, which are either not yet effective for the Company's financial statements, or when effective, did not have a material impact on the Company's financial statements upon adoption.

SUBSEQUENT EVENTS

Management has evaluated subsequent events through May 24, 2011, the date the financial statements were available for issuance.

3. RECEIVABLES FROM CLEARING ORGANIZATIONS AND CUSTOMERS

Receivables have been adjusted for all known uncollectible accounts and are stated at the amount management expects to collect from outstanding balances. Based on management's evaluation of collectability, an allowance for doubtful accounts is not required.

4. FIXED ASSETS

Major classes of property and equipment consist of the following:

	estimated useful life-years	
Furniture, fixtures and equipment	5-7	$ 109,572
Leasehold improvements	6	25,930
		135,502
Less: Accumulated depreciation and amortization		94,622
Net property and equipment		$ 40,880

Depreciation and amortization expense for the year ended March 31, 2011 was $5,026.

5. LOAN PAYABLE

The Company has a revolving line of credit with a bank that calls for principal and interest (at prime plus 1.56%) payments that vary from month to month depending on the outstanding balance.

Interest expense for the year ended March 31, 2011 was $5,883.

6. COMMITMENTS AND CONTINGENCIES

Effective March 8, 2006, the Company began renting seats from the NYSE on a month-to-month basis. The seat lease expense for the year ended March 31, 2011 was $80,000.

OPERATING LEASES

The Company leases an office facility under a non-cancelable operating lease in New York expiring on December 31, 2015. In addition to base rent payments, the Company is liable for real estate taxes and certain operating expenses. In addition, the Company rents office space in California on a month-to-month basis.

As of March 31, 2011, the future minimum lease payments under these non-cancelable leases are as follows:

Year Ended March 31,	
2012	$ 233,574
2013	233,574
2014	233,574
2015	233,574
Thereafter	175,181
Total	$ 1,109,477

The Company has straight lined rent for the years 2011 through 2015 due to escalating clauses in its office lease agreement and has recorded a deferred rent expense of $84,693 as of March 31, 2011. Rent expense for the year ended March 31, 2011 was $161,597, which includes $84,693 in escalating rent expense.

A letter of credit in the amount of $77,858 has been issued as rent security on the Company's New York office. The letter of credit expires and will automatically renew each year. The letter of credit is collateralized by a certificate of deposit.

7. INCOME TAXES

The Company has recorded a deferred income tax asset at March 31, 2011, for the expected future tax benefit listed in note 2 above. The Company has not provided an allowance against the balance in deferred income tax assets as management believes that it is more likely than not that the benefits will be utilized based upon estimates of the Company's future taxable income.

7. INCOME TAXES (CONTINUED)

Components of income tax credits are as follows as of March 31, 2011:

Current income tax:	
Federal	$ -
State and local	-
	-
Deferred income tax	
Federal	(67,423)
State and local	(36,967)
	(104,390)
Income tax credits	$ (104,390)

8. MAJOR CUSTOMERS

As of March 31, 2011, 37% of total receivables were due from three customers and revenues from one customer represented 13% of total revenues for the year ended March 31, 2011.

9. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At March 31, 2011, the Company had net capital of $318,820, which was $274,078 in excess of its required net capital of $44,742. The Company's aggregate indebtedness to net capital ratio was 2.10 to 1.

FBN SECURITIES, INC

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF MARCH 31, 2011

Total ownership equity from the statement of financial condition	$ 652,808
Non-allowable assets	(333,746)
Haircuts on securities	(242)
Net Capital	$ 318,820

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital	$ 44,742
Minimum dollar net capital requirement	$ 5,000
Excess net capital	$ 274,078
Net capital less greater of 10% of total aggregate indebtedness or 120% of minimum dollar net capital requirement	$ 251,711
Ratio: Aggregate indebtedness to net capital	2.10 to 1

FBN SECURITIES, INC

INFORMATION RELATING TO
POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF MARCH 31, 2011

The Company claims exemption from the requirements of Rule 15c3-3, under Section (k) (2) (B) of the Rule.

FBN SECURITIES, INC

RECONCILIATION PURSUANT TO RULE 17a-5(d)(4)
OF THE SECURITIES AND EXCHANGE COMMISSION

FOR THE YEAR ENDED MARCH 31, 2011

Total ownership equity – April 1, 2010	$ 835,450
Net loss for the year ended March 31, 2011	(182,642)
Total ownership equity – March 31, 2011	652,808
Less: Non-allowable assets	(333,746)
Haircuts	(242)
Audited net capital	318,820
Net capital per Focus Report Part IIA	383,887
Difference	$ (65,067)
Additional accruals of income, expenses and straight lining of rent expense adjustments to Net Capital on the Focus Report	$ (65,067)

Israeloff, Trattner & Co. P.C.
CERTIFIED PUBLIC ACCOUNTANTS · FINANCIAL CONSULTANTS
1225 Franklin Avenue, Garden City, NY 11530 (516) 240-3300 Fax (516) 240-3310 www.israeloff.com
Other Office
Empire State Building
350 Fifth Ave.
New York, NY

Board of Directors
FBN Securities, Inc.

In planning and performing our audit of the financial statements of FBN Securities, Inc.(the "Company"), as of and for the year ended March 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a deficiency, or combination of deficiencies in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as previously defined.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures as described in the second paragraph of this report were adequate at March 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Israeloff, Trattner & Co. P.C.

Garden City, New York
May 24, 2011

Israeloff, Trattner & Co. P.C.
CERTIFIED PUBLIC ACCOUNTANTS · FINANCIAL CONSULTANTS
1225 Franklin Avenue, Garden City, NY 11530 (516) 240-3300 Fax (516) 240-3310 www.israeloff.com
Other Office:
Empire State Building
350 Fifth Ave.
New York, NY

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

Board of Directors
FBN Securities, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended March 31, 2011, which were agreed to by FBN Securities, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating FBN Securities, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). FBN Securities, Inc.'s management is responsible for FBN Securities Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries (copies of checks), noting no differences;

2. Compared the Total Revenue amounts reported on the audited Form X-17A-5 for the year ended March 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended March 31, 2011 noting no differences;

3. Compared any adjustments, reported in Form SIPC-7 with supporting schedules and working papers noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, if any, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Israeloff, Trattner & Co. P.C.

Garden City, New York
May 24, 2011

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended March 31, 2011
(Read carefully the instructions in your Working Copy before completing this Form)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

FBN SECURITIES INC
120 Broadway 10th FL
NY NY 10271

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A.	General Assessment (item 2e from page 2)	$ 14649
B.	Less payment made with SIPC-6 filed (exclude interest) 11-9-10 Date Paid	(7161)
C.	Less prior overpayment applied	( )
D.	Assessment balance due or (overpayment)	7488
E.	Interest computed on late payment (see instruction E) for______days at 20% per annum	
F.	Total assessment balance and interest due (or overpayment carried forward)	$ 7488
G.	PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above) $ 7488	
H.	Overpayment carried forward $( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

FBN SECURITIES INC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the _____ day of MAY, 2011.

President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning April 1, 2010
and ending March 31, 2011
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 6 118 724

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions 6 118 724

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. Pershing CLR 134516
Line 4140 Broker/Dealer 118658 — 253174

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

INT INC ~~included 2A~~ 7683 ______

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 5883

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) 5883

Total deductions 259057

2d. SIPC Net Operating Revenues $ 5859667

2e. General Assessment @ .0025 $ 14649

(to page 1, line 2.A.)